Exhibit 1.02

The Sherwin-Williams Company

Conflict Minerals Report

In Accordance with the Rule 13p-1 under the Securities Exchange Act of 1934

For Year Ended December 31, 2013

This is the Conflict Minerals Report of The Sherwin-Williams Company (“Sherwin-Williams”, “we”, “our”, “us”, or the “Company”) for the calendar year 2013 that is being filed as an exhibit to the Company’s Form SD in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended ( “Rule 13p-1”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Executive Summary

Sherwin-Williams takes very seriously the humanitarian concerns that led to the enactment of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act pursuant to which Rule 13p-1 was adopted. Rule 13p-1 was adopted in an attempt to address various humanitarian injustices related to the mining of conflict minerals (tin, tantalum, tungsten and gold) sourced from the Covered Countries (defined by Rule 13p-1 as Democratic Republic of Congo and adjoining countries). As required by Rule 13p-1, during calendar year 2013, we undertook the process of investigating the sourcing of the conflict minerals necessary to the functionality or production of our products.

We conducted an analysis of our products and found that small quantities of conflict minerals (namely, tin) are contained in and are necessary to the functionality or production of some of our products. Because of the complexity and size of our global supply chain, we developed a measured approach to identify suppliers that sell the Company products that are reasonably likely to contain conflict minerals. We focused initial investigative efforts on all suppliers that we believed were likely to provide us with products containing or potentially containing conflict minerals based on raw material databases kept by the Company in our Regulatory and Manufacturing disciplines. We focused on those products known to contain a conflict mineral or suspected to contain even trace amounts of a conflict mineral when we determined which of our suppliers we would ask to provide information about the sourcing of our necessary conflict minerals.

As a result of this measured approach, we concluded that less than 20% of our total product purchases in 2013 contained or might have contained any amount of conflict minerals.

Therefore, because our manufactured products contain necessary conflict minerals, we are subject to the investigation and reporting obligations of Rule 13p-1.

We completed a reasonable country of origin inquiry (“RCOI”) relating to our necessary conflict minerals in accordance with Rule 13p-1. For the reporting period that is the subject of this Conflict Minerals Report, based on our RCOI, we are not aware that any of the necessary conflict minerals in products we manufactured or contracted to manufacture originated or may have originated in the conflict region.

However, due to the lack of complete information from all suppliers queried during the RCOI, we undertook due diligence efforts to investigate the source and chain of custody of the necessary conflict minerals used in the products that we manufactured or contracted to manufacture. Despite our efforts, our due diligence yielded incomplete or insufficient responses from many of our suppliers, and we were therefore not able to obtain all the information necessary to track and verify the source and chain of custody of our necessary conflict minerals.

We did not obtain an independent private sector audit report relating to this Conflict Minerals Report because an audit is not required at this time.

Reasonable Country of Origin Inquiry (RCOI)

We initiated the RCOI process by sending a letter to those suppliers who sold us products that contained or may have contained necessary conflict minerals. The letter stated our Company’s position on Conflict Minerals and requested written responses from our suppliers regarding the country of origin for any conflict minerals that are contained in the products Sherwin-Williams purchases from such supplier. Initial responses we received from our suppliers provided very few details regarding country of origin of the conflict minerals in those products. We followed up with emails and telephone calls in an attempt to obtain the necessary information from our suppliers. We were informed by many suppliers that they, too, were in the process of investigating their own supply chains and could not yet respond to our RCOI. Once it became clear that the necessary information would not be available on a timely basis, we initiated the due diligence process for all suppliers initially queried.

Due Diligence

Design of Due Diligence

Sherwin-Williams’ due diligence measures, processes, and related documentation were designed to conform, in all material respects, with the due diligence framework set forth in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements on tin, tantalum, and tungsten and for gold.

Due Diligence Measures Performed

Establish strong company management systems

A cross-functional team comprised of individuals from various groups within the Company including Purchasing, Supply Chain, Legal, Internal Audit, Information Technology, Technical, Commercial and Environmental Health and Safety was formed to develop and implement our supply chain due diligence. This team leads our conflict minerals compliance efforts and is primarily responsible for implementing our conflict minerals compliance program. Purchasing personnel on a regional basis assisted in implementing the conflict minerals compliance program on a global basis.

The team created and published our Conflict Minerals Policy, which is available on the Company’s web site at http://careers.sherwin-williams.com/csr/policies/. The team also developed and documented our due diligence procedures and record retention policies. Suppliers who provided products that contained or had the potential to contain conflict minerals were advised of our policy during the due diligence process, more fully described below.

Identify and assess risks in the supply chain

Suppliers identified throughout the Company, including suppliers to our subsidiaries were sent the Conflict Minerals Reporting Template (formerly known as EICC/GeSI template) published by the Conflict Free Sourcing Initiative (CFSI) for completion. The template was developed to increase the flow of information about conflict minerals between suppliers and customers. The template requests information about our suppliers’ policies, engagement with their suppliers, names and locations of smelters and refiners, and origin of conflict minerals. We used this template in order to provide a readily recognizable form to our suppliers and ideally ease the burden in replying.

Responses were received from approximately 93% of the suppliers we surveyed. We reviewed and analyzed the responses from suppliers and determined which suppliers required further discussion to address inconsistent or incomplete responses. Approximately half of the responses we received from suppliers provided information at a general company or division level, while the other half of the suppliers provided information at a product level. We received names of smelters and refiners from some, but not all, of the suppliers. We used the information provided by the Conflict-Free Smelter Program (CFSP) initiated by the CFSI to verify whether the smelters and refiners listed by our suppliers were certified as “conflict-free” smelters and refiners. However, suppliers that listed smelters and refiners at a general company or divisional level did not provide us with sufficient detail regarding the specific products we purchase or the specific smelters and refiners that processed our necessary conflict minerals which would have allowed us to confirm that the conflict minerals in our products were processed by any particular smelter or refiner.

Design and implement a strategy to respond to identified risks

Our regional Purchasing teams communicated with local suppliers and facilitated our due diligence using the Conflict Minerals Reporting Template to introduce and promote our conflict minerals policy.

The status of the due diligence results has been periodically reported to our conflict minerals team. The team documented the status of the results of due diligence and advised when further follow up was warranted with suppliers who did not respond to the request for information through the Conflict Minerals Reporting Template. The follow up was accomplished through various means of communication. Additionally, suppliers that submitted incomplete responses were strongly encouraged to continue to seek the necessary information to fully and accurately complete the template.

Carry out independent third-party audit of smelter’s/refiner’s due diligence practices

Since we do not have direct relationships with smelters or refiners of the necessary conflict minerals in our products, we did not carry out audits of these facilities. However, we do support audits conducted by third-parties as part of the CFSI.

Report annually on supply chain due diligence

This Conflict Minerals Report is available on our Company website http://careers.sherwin-williams.com/csr/policies/ and is filed with the SEC.

Results of Inquiry

Smelters or refiners

As a result of our due diligence, we collected information from suppliers about some but not all of the smelters and refiners that process our necessary conflict minerals. Most of the suppliers from which we requested information about smelters and refiners indicated that their responses were at a company or divisional level or did not provide a list of smelters or refiners. Most of those suppliers that provided information at a product level were unable to provide the smelter or refiner information or were unable to identify which of those listed smelters or refiners processed the conflict minerals in our products. Therefore, we could not confirm with certainty which smelters or refiners process our conflict minerals.

Countries of origin of our necessary conflict minerals

Most of the suppliers from which we requested information about the source and chain of custody of our necessary conflict minerals indicated that their responses were at a company or divisional level or did not provide a list of smelters or refiners. Most of those suppliers that provided information at a product level were unable to provide the country of origin information. As a result, despite our due diligence efforts and engagement with our suppliers, we do not have sufficient information to determine the countries of origin of the necessary conflict minerals in our products.

Efforts to determine the conflict minerals’ mine or location of origin

By requesting that our suppliers complete the Conflict Minerals Reporting Template, we have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners in our supply chain and strongly encourage them to seek such information from their suppliers.

Steps to be taken to mitigate risk

During the next compliance period, Sherwin-Williams intends to implement further measures to improve the rate of supplier response as well as the quality and reliability of the information gathered from its due diligence efforts and to further mitigate any identified risks that any necessary conflict minerals may not be responsibly sourced. We intend to continue to engage suppliers in the RCOI and due diligence processes through training tools and expect to include conflict minerals expectations for suppliers in our Supplier Code of Conduct and, when possible, future supply agreements. Finally, we intend to initiate the RCOI and due diligence process earlier in the reporting cycle to allow sufficient time for supplier responses and additional investigations, where warranted.